UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Noodles & Company

(Name of Issuer)

Class A Common Stock, $0.01 par value

(Title of Class of Securities)

65540B105

(CUSIP Number)

Mill Road Capital III, L.P.

Attn: Thomas E. Lynch

328 Pemberwick Road

Greenwich, CT 06831

203-987-3500

With a copy to:

Peter M. Rosenblum, Esq.

Foley Hoag LLP

155 Seaport Blvd.

Boston, MA 02210

617-832-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65540B105	13D	Page 2 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,070,043
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,070,043
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 3 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital III GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,070,043
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,070,043
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,070,043
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.5%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 4 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 65540B105	13D	Page 5 of 9 Pages

1.	Names of Reporting Persons Mill Road Capital II GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,699,148
	8.	Shared Voting Power
	9.	Sole Dispositive Power 4,699,148
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,699,148
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.1%
14.	Type of Reporting Person (See Instructions) HC; OO

CUSIP No. 65540B105	13D	Page 6 of 9 Pages

1.	Names of Reporting Persons Thomas E. Lynch
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 51,955
	8.	Shared Voting Power 6,769,191
	9.	Sole Dispositive Power 51,955
	10.	Shared Dispositive Power 6,769,191

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,821,146
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%
14.	Type of Reporting Person (See Instructions) HC; IN

CUSIP No. 65540B105	Page 7 of 9 Pages

This Amendment No. 4 to the joint statement on Schedule 13D with respect to the Class A common stock, par value $0.01 (the “Common Stock”), of Noodles & Company, a Delaware corporation (the “Issuer”), filed by Thomas E. Lynch, Mill Road Capital II GP LLC, a Delaware limited liability company, Mill Road Capital II, L.P., a Delaware limited partnership, Mill Road Capital III GP LLC, a Cayman Islands limited liability company, and Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership (collectively, the “Reporting Persons”) on September 8, 2022, as amended by Amendment No. 1 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on March 14, 2023, as amended by Amendment No. 2 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on May 25, 2023 and as amended by Amendment No. 3 on Schedule 13D with respect to the Common Stock filed by the Reporting Persons on June 1, 2023 (such joint statement, as so amended and as amended herein, the “Schedule 13D”), further amends the Schedule 13D as follows:

1. The second paragraph of Item 3 of the Schedule 13D shall hereby be amended and restated in full as follows:

The Fund III GP, Fund III and Mr. Lynch acquired beneficial ownership of an aggregate of 2,070,043 shares of Common Stock for $11,197,363.16 using working capital from Fund III and the proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by Fund III with a broker on customary terms and conditions. The purchase price of shares acquired pursuant to the assignment of Put Options (as defined in Item 6) is not reduced by the premium received by the Reporting Persons upon sale of the Put Options.

2. Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D shall hereby be amended and restated in full as follows:

(a, b) The percentages of beneficial ownership reported in this Item 5, and on each Reporting Person’s cover page to this Schedule 13D, are based on a total of 46,429,174 shares of Common Stock issued and outstanding as of August 4, 2023, as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended July 4, 2023. All of the share numbers reported below, and on each Reporting Person’s cover page to this Schedule 13D, are as of September 15, 2023, unless otherwise indicated. The cover page to this Schedule 13D for each Reporting Person is incorporated by reference in its entirety into this Item 5(a, b).

Each of the Fund II GP and Fund II beneficially owns 4,699,148 shares of Common Stock, or approximately 10.1% of the outstanding shares of Common Stock, each of the Fund III GP and Fund III beneficially owns 2,070,043 shares of Common Stock, or approximately 4.5% of the outstanding shares of Common Stock, Mr. Lynch beneficially owns 6,821,146 shares of Common Stock, or approximately 14.7% of the outstanding shares of Common Stock, and the Reporting Persons beneficially own, in the aggregate, 6,821,146 shares of Common Stock, or approximately 14.7% of the outstanding shares of Common Stock. None of Messrs. Jacobs, Petito and Yanagi has beneficial ownership of any shares of Common Stock.

CUSIP No. 65540B105	Page 8 of 9 Pages

(c) Except as otherwise described in this Schedule 13D, no Reporting Person, other than Fund III as set forth in the table below, effected any transaction in shares of the Common Stock from July 17, 2023 (the date 60 days prior to the filing of this Schedule 13D) to September 15, 2023 (the “Reporting Period”).

Date of Purchase	Shares Purchased (#)	Purchase Price per Share ($)
08/16/2023*	2,000	5.0000
08/21/2023*	14,100	5.0000
08/28/2023*	142,100	5.0000
08/29/2023*	2,200	5.0000
08/30/2023*	32,600	5.0000
08/30/2023*	9,100	7.5000
08/31/2023*	60,100	5.0000
09/05/2023*	100	5.0000
09/07/2023*	70,700	5.0000
09/13/2023*	245,500	7.5000

*	Effected pursuant to the assignment of Put Options (as defined in Item 6).

Except as otherwise described in this Schedule 13D, the above-listed transactions were conducted in the ordinary course of business on the open market for cash, and the purchase prices do not reflect brokerage commissions paid.

On August 28, 2023, the Issuer granted 29,569 additional Director RSUs to Mr. Lynch.

3. Except as expressly modified hereby, all provisions of the Schedule 13D shall continue in full force and effect.

[signature pages follow]

CUSIP No. 65540B105	Page 9 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 15, 2023

MILL ROAD CAPITAL II, L.P.

By:	Mill Road Capital II GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL II GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL III, L.P.

By:	Mill Road Capital III GP LLC,
its General Partner

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

MILL ROAD CAPITAL III GP LLC

By:	/s/ Thomas E. Lynch
Thomas E. Lynch
Management Committee Director

THOMAS E. LYNCH

/s/ Thomas E. Lynch
Thomas E. Lynch